CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Currency Market Index Target Term Securities® Linked to a Basket of Asian Currencies, due July 2, 2013	868,500	$10.00	$8,685,000	$619.24

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The Currency MITTS® are being offered by Bank of America Corporation (“BAC”). The Currency MITTS will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the Currency MITTS involves a number of risks. There are important differences between the MITTS and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” on page TS-5 of this term sheet and beginning on page S-13 of product supplement MITTS-4. MITTS:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$8,685,000
Underwriting discount	$0.00	$0
Proceeds, before expenses, to Bank of America Corporation	$10.00	$8,685,000

Merrill Lynch & Co.

June 23, 2010

868,500 Units Pricing Date June 23, 2010

Currency Market Index Target-Term Securities® Settlement Date June 30, 2010

Linked to a Basket of Asian Currencies, Maturity Date July 2, 2013

due July 2, 2013 CUSIP No. 06052K216

$10 principal amount per unit

Term Sheet No. 374

Currency Market Index Target-Term Securities®

159% participation in any increase in the value of a Basket of Asian Currencies, which represents a long position in the Singapore dollar, the Malaysian ringgit, the South Korean won, the Indonesian rupiah, and the Chinese renminbi (yuan) relative to the U.S. dollar

90% principal protected at maturity against decreases in the value of the Basket of Asian Currencies

A maturity of approximately three years

Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

ENHANCED INCOME

MARKET PARTICIPATION

ENHANCED PARTICIPATION

Summary

The Currency Market Index Target-Term Securities® Linked to a Basket of Asian Currencies, due July 2, 2013 (the “MITTS”) are our senior unsecured debt securities. The MITTS are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC.

The Exchange Rate Measure to which the MITTS are linked is a “Basket of Asian Currencies,” which tracks the value of an investment in the Singapore dollar, the Malaysian ringgit, the South Korean won, the Indonesian rupiah, and the Chinese renminbi (yuan) (each an “underlying currency”), based on the exchange rate for each underlying currency relative to the U.S. dollar. The Basket of Asian Currencies will be weighted as follows: the Singapore dollar (25%), the Malaysian ringgit (20%), the South Korean won (20%), the Indonesian rupiah (20%), and the Chinese renminbi (yuan) (15%).

The MITTS provide investors with a 159% participation rate in increases in the value of the Basket of Asian Currencies from the Starting Value, which was set to 100 on the pricing date, to the Ending Value, as determined on a calculation day shortly before the maturity date. Investors should be of the view that the value of the Basket of Asian Currencies will increase (that is, the underlying currencies will strengthen relative to the U.S. dollar) over the term of the MITTS. Investors must be willing to forgo interest payments on the MITTS and be willing to accept a repayment at maturity that is up to 10% less than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Base Value:	$10.00 per unit
Term:	Approximately three years
Exchange Rate Measure:

A Basket of Asian Currencies, which tracks the value of an investment in the Singapore dollar, the Malaysian ringgit, the South Korean won, the Indonesian rupiah, and the Chinese renminbi (yuan), weighted as described above, and based on the exchange rate for each underlying currency relative to the U.S. dollar

Initial Exchange Rates:	1.3845 for the Singapore dollar, 3.2275 for the Malaysian ringgit, 1,188.2000 for the South Korean won, 9,047.0000 for the Indonesian rupiah, and 6.8102 for the Chinese renminbi (yuan)
Starting Value:	100

Ending Value:

The value of the Basket of Asian Currencies on the calculation day, calculated based upon the exchange rate of each underlying currency on that day, as described below under “The Basket of Asian Currencies.” If it is determined that the scheduled calculation day is not a business day, or if the exchange rate for any underlying currency is not quoted on the scheduled calculation day, the Ending Value will be determined as more fully described on page TS-7.

Calculation Day:	June 25, 2013
Participation Rate:	159%
Minimum Redemption Amount:	$9.000 per unit
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC

Determining the Redemption Amount for the MITTS

On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS at maturity, based on the Participation Rate of 159%, the Base Value of $10.00, and the Minimum Redemption Amount of $9.00. The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the Basket of Asian Currencies.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Base Value of $10.00 (per unit), the Minimum Redemption Amount of $9.00 (per unit), the Starting Value of 100, and the Participation Rate of 159%.

Example 1—The hypothetical Ending Value is equal to 50.00:

Redemption Amount (per unit) = the greater of (a)	$10 -	[	$10 ×	(100.00 - 50.00	)]	= $5.000 and (b) $9.000
100.00

Redemption Amount (per unit) = $9.000        (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2—The hypothetical Ending Value is equal to 97.00:

Redemption Amount (per unit) =	$10 -	[	$10 ×	(100.00 - 97.00	)]	= $9.700
100.00

Example 3—The hypothetical Ending Value is equal to 120.00:

Redemption Amount (per unit) =	$10 +	[	$10 × 159% ×	(120.00 - 100.00	)]	= $13.180
100.00

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Basket of Asian Currencies:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the MITTS (rounded to three decimal places);
▪	the total rate of return to holders of the MITTS; and
▪	the pretax annualized rate of return to holders of the MITTS.

The table below is based on the Participation Rate of 159%, the Base Value of $10.00 (per unit), and the Minimum Redemption Amount of $9.000 (per unit).

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the MITTS	Pretax Annualized Rate of Return on the MITTS(1)
50.00	-50.00%	$9.000	-10.00%	-3.47%
55.00	-45.00%	$9.000	-10.00%	-3.47%
60.00	-40.00%	$9.000	-10.00%	-3.47%
65.00	-35.00%	$9.000	-10.00%	-3.47%
70.00	-30.00%	$9.000	-10.00%	-3.47%
75.00	-25.00%	$9.000	-10.00%	-3.47%
80.00	-20.00%	$9.000	-10.00%	-3.47%
85.00	-15.00%	$9.000	-10.00%	-3.47%
90.00	-10.00%	$9.000(2)	-10.00%	-3.47%
95.00	-5.00%	$9.500	-5.00%	-1.70%
97.00	-3.00%	$9.700	-3.00%	-1.01%
98.00	-2.00%	$9.800	-2.00%	-0.67%
99.00	-1.00%	$9.900	-1.00%	-0.33%
100.00(3)	0.00%	$10.000	0.00%	0.00%
105.00	5.00%	$10.795	7.95%	2.56%
110.00	10.00%	$11.590	15.90%	4.97%
115.00	15.00%	$12.385	23.85%	7.24%
120.00	20.00%	$13.180	31.80%	9.40%
125.00	25.00%	$13.975	39.75%	11.45%
130.00	30.00%	$14.770	47.70%	13.41%
135.00	35.00%	$15.565	55.65%	15.28%
140.00	40.00%	$16.360	63.60%	17.07%
145.00	45.00%	$17.155	71.55%	18.79%
150.00	50.00%	$17.950	79.50%	20.44%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from June 30, 2010 to July 2, 2013, the term of the MITTS.

(2)	The Redemption Amount will not be less than the Minimum Redemption Amount of $9.000 per unit of the MITTS.

(3)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the MITTS and a conventional debt security. An investment in the MITTS involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-4 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Changes in the exchange rates of the underlying currencies may offset each other.

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket of Asian Currencies.

▪	In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	A trading market is not expected to develop for the MITTS.

▪	The Redemption Amount will not be affected by all developments relating to the Basket of Asian Currencies.

▪

If you attempt to sell the MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	Purchases and sales by us and our affiliates of the underlying currencies may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the MITTS.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on the MITTS depends on the exchange rates of the underlying currencies, which are affected by many complex factors outside of our control.

▪	The exchange rates could be affected by the actions of the governments of Singapore, Malaysia, South Korea, Indonesia, China, and the United States.

▪	Even though currencies trade around-the-clock, the MITTS will not trade around-the-clock, and the prevailing market prices for the MITTS may not reflect the current exchange rates.

▪	Suspensions or disruptions of market trading in the underlying currencies and the U.S. dollar may adversely affect the value of the MITTS.

▪	The MITTS are payable only in U.S. dollars and you will have no right to receive any payments in any underlying currency.

▪

The U.S. federal income tax consequences of the MITTS are uncertain and may be adverse to a holder of the MITTS. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Risk Factor

The exchange rate of the Chinese renminbi (yuan) is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese renminbi (yuan) in the interbank foreign exchange market.

The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per U.S. dollar to 8.11 renminbi (yuan) per U.S. dollar and, as of June 23, 2010, was 6.8102 renminbi (yuan) per U.S. dollar. The People’s Bank of China has also announced that the daily trading price of the U.S. dollar against the renminbi (yuan) in the interbank foreign exchange market will continue to be allowed to float within a band of 0.50 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for trading against the renminbi (yuan) on the following working day. The People’s Bank of China has stated that it will make adjustments to the renminbi (yuan) exchange rate band when necessary according to market, economic, and financial developments.

Despite the change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan) and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket of Asian Currencies. However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the U.S. dollar/renminbi (yuan) exchange rate. Assuming the value of the other underlying currencies in the Basket of Asian Currencies remain constant, a decrease in the value of the renminbi (yuan) relative to the U.S. dollar, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket of Asian Currencies.

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪

You anticipate that the Ending Value will be greater than the Starting Value. In other words, you anticipate that the underlying currencies will strengthen relative to the U.S. dollar over the term of the MITTS.

▪	You accept that you will lose up to 10% of your original investment amount if the Ending Value is less than the Starting Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market is not expected to develop for the MITTS. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the MITTS.

The MITTS may not be an appropriate investment for you if:

▪

You anticipate that the Ending Value will be less than the Starting Value. In other words, you anticipate that the underlying currencies will weaken relative to the U.S. dollar over the term of the MITTS.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the MITTS.

Other Provisions

We will deliver the MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the MITTS, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the MITTS from us on the issue date as principal at the purchase price indicated on the cover of this term sheet. MLPF&S will not receive any commission in connection with the sale of the MITTS. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 5,000 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket of Asian Currencies

The MITTS are designed to allow investors to participate in the movements of the Basket of Asian Currencies over the term of the MITTS. The Basket of Asian Currencies is designed to track the value of an unequally weighted investment in the Singapore dollar, the Malaysian ringgit, the South Korean won, the Indonesian rupiah, and the Chinese renminbi (yuan), based on the exchange rate of each underlying currency relative to the U.S. dollar. The MITTS provide upside participation at maturity if the value of the Basket of Asian Currencies increases (that is, the underlying currencies strengthen relative to the US. dollar) over the term of the MITTS.

The exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. Accordingly, an increase in the applicable exchange rate means that the value of the relevant underlying currency has weakened against the U.S. dollar; a decrease in the applicable exchange rate means that the value of the relevant underlying currency has strengthened against the U.S. dollar. If investing in the MITTS, investors should be of the view that the value of the Basket of Asian Currencies will increase over the term of the MITTS (that is, the underlying currencies will strengthen relative to the U.S. dollar from the Initial Exchange Rate, determined on the pricing date, to the Final Exchange Rate, determined on a calculation day shortly before the maturity date).

For each underlying currency, the Initial Exchange Rate was determined, and the Final Exchange Rate will be determined, as follows:

—

Singapore dollar: the number of Singapore dollars for which one U.S. dollar can be exchanged as reported by Reuters Group PLC (“Reuters”) on page ABSIRFIX01, or any substitute page thereto, under USD, at approximately 11:00 a.m. in Singapore.

—

Malaysian ringgit: the number of Malaysian ringgits for which one U.S. dollar can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, under USD, at approximately 11:00 a.m. in Singapore.

—

South Korean won: the number of South Korean wons for which one U.S. dollar can be exchanged as reported by Reuters on page KFTC18, or any substitute page thereto, under USD, at approximately 3:30 p.m. in Seoul, South Korea.

—

Indonesian rupiah: the number of Indonesian rupiahs for which one U.S. dollar can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, under USD, at approximately 11:00 a.m. in Singapore.

—

Chinese renminbi (yuan): the number of Chinese renminbi (yuan) for which one U.S. dollar can be exchanged as reported by Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 a.m. in Beijing, China.

If the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or if the exchange rate for an underlying currency is not so quoted on the applicable page indicated above on the scheduled calculation day (each, a “Non-Publication Event”), then the calculation agent will determine the Final Exchange Rate for that underlying currency on the next applicable business day on which the exchange rate is so quoted. However, in no event will the determination of the Final Exchange Rate for any underlying currency be postponed to a date that is later than the close of business in New York, New York on the second scheduled business day prior to the maturity date (the “final determination date”).

If, following a Non-Publication Event and postponement as described above, the exchange rate for any underlying currency remains not quoted on the final determination date, the Final Exchange Rate for that currency will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Final Exchange Rate for that underlying currency, the applicable Weighted Return, and the Ending Value of the Basket of Asian Currencies in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the applicable underlying currency and any other information that it deems relevant.

The Final Exchange Rate for each underlying currency that is not affected by a Non-Publication Event will be determined on the scheduled calculation day.

The Starting Value was set to 100 on the pricing date.

The Ending Value will equal the value of the Basket of Asian Currencies on the calculation day.

The value of the Basket of Asian Currencies on the calculation day will equal: 100 + 100 x (the sum of the Weighted Return for each exchange rate), rounded to two decimal places.

The Weighted Return for each exchange rate will be determined by the calculation agent as follows:

— Singapore dollar:	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

— Malaysian ringgit:	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

— South Korean won:	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

— Indonesian rupiah:	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

— Chinese renminbi (yuan):	Exchange Rate Weighting	×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

The formulas above will result in the Weighted Return for an exchange rate being positive when the underlying currency strengthens relative to the U.S. dollar and being negative when that underlying currency weakens relative to the U.S. dollar. Assuming the exchange rates for the other underlying currencies remain the same, any strengthening of an underlying currency relative to the U.S. dollar will result in an increase in the Ending Value while any weakening of an underlying currency relative to the U.S. dollar will result in a decrease in the Ending Value.

The strengthening of an underlying currency relative to the U.S. dollar will result in a decrease in the applicable exchange rate, while the weakening of an underlying currency relative to the U.S. dollar will result in an increase in the applicable exchange rate.

The “Exchange Rate Weighting” with respect to each exchange rate will equal 25% for the Singapore dollar, 20% for the Malaysian ringgit, the South Korean won, and the Indonesian rupiah, and 15% for the Chinese renminbi (yuan).

The “Initial Exchange Rate” for each exchange rate was determined on the pricing date.

The “Final Exchange Rate” for each exchange rate will be determined on the calculation day, subject to postponement as described above.

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places) based on the Initial Exchange Rates and assuming hypothetical Final Exchange Rates for each exchange rate as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Weighted Return
Singapore dollar	25%	1.3845	1.0384	8.33%
Malaysian Ringgit	20%	3.2275	3.7116	-2.61%
South Korean won	20%	1,188.2000	1,128.7900	1.05%
Indonesian rupiah	20%	9,047.0000	9,499.3500	-0.95%
Chinese remnimbi (yuan)	15%	6.8102	6.1292	1.67%

The hypothetical Weighted Return for each exchange rate is determined as follows:

—	Singapore dollar:	25% ×	(1.3845 - 1.0384)	= 8.33%
1.0384

—	Malaysian Ringgit:	20% ×	(3.2275 - 3.7116)	= - 2.61%
3.7116

—	South Korean won:	20% ×	(1,188.2000 - 1,128.7900)	= 1.05%
1,128.7900

—	Indonesian rupiah:	20% ×	(9,047.0000 - 9,499.3500)	= - 0.95%
9,499.3500

—	Chinese remnimbi (yuan):	15% ×	(6.8102 - 6.1292)	= 1.67%
6.1292

The hypothetical Ending Value would be 107.49, determined as follows:

        100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

        100 + 100 × (8.33 + 1.05 + 1.67 – 2.61 – 0.95)%

        100 + 100 × (7.49%) = 107.49

Example 2:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Weighted Return
Singapore dollar	25%	1.3845	2.0768	-8.33%
Malaysian Ringgit	20%	3.2275	3.2275	0.00%
South Korean won	20%	1,188.2000	1,604.0700	-5.19%
Indonesian rupiah	20%	9,047.0000	9,499.3500	-0.95%
Chinese remnimbi (yuan)	15%	6.8102	6.4697	0.79%

The hypothetical Weighted Return for each exchange rate is determined as follows:

—	Singapore dollar:	25% ×	(1.3845 - 2.0768)	= - 8.33%
2.0768

—	Malaysian Ringgit:	20% ×	(3.2275 - 3.2275)	= 0.00%
3.2275

—	South Korean won:	20% ×	(1,188.2000 - 1,604.0700)	= - 5.19%
1,604.0700

—	Indonesian rupiah:	20% ×	(9,047.0000 - 9,499.3500)	= - 0.95%
9,499.3500

—	Chinese remnimbi (yuan):	15% ×	(6.8102 - 6.4697)	= 0.79%
6.4697

The hypothetical Ending Value would be 86.32, determined as follows:

        100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

        100 + 100 × (0.00 + 0.79 – 8.33 – 5.19 – 0.95)%

        100 + 100 × (– 13.68%) = 86.32

Historical Data on the Exchange Rates

The following tables set forth the high and low daily exchange rates for each underlying currency from the first quarter of 2005 through the pricing date. These exchange rates were obtained from publicly available information on Bloomberg, L.P. These exchange rates should not be taken as an indication of the future performance of any of the underlying currencies or the Basket of Asian Currencies, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

As described above, the exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. As a result, the “High” values represent the weakest that currency was relative to the U.S. dollar for the given quarter, while the “Low” values represent the strongest that currency was relative to the U.S. dollar for the given quarter.

Singapore dollar

The following table sets forth the high and low daily exchange rates for the Singapore dollar for the calendar quarters from the first quarter of 2005 through the pricing date. The Initial Exchange Rate for the Singapore dollar was 1.3845 Singapore dollars per U.S. dollar on the pricing date.

	High	Low
2005
First Quarter	1.6525	1.6191
Second Quarter	1.6860	1.6347
Third Quarter	1.7006	1.6464
Fourth Quarter	1.7061	1.6620

2006
First Quarter	1.6605	1.6140
Second Quarter	1.6157	1.5608
Third Quarter	1.5953	1.5673
Fourth Quarter	1.5906	1.5344

2007
First Quarter	1.5450	1.5159
Second Quarter	1.5428	1.5102
Third Quarter	1.5342	1.4852
Fourth Quarter	1.4821	1.4393

2008
First Quarter	1.4478	1.3756
Second Quarter	1.3841	1.3501
Third Quarter	1.4393	1.3482
Fourth Quarter	1.5302	1.4301

2009
First Quarter	1.5549	1.4349
Second Quarter	1.5189	1.4367
Third Quarter	1.4640	1.4097
Fourth Quarter	1.4161	1.3795

2010
First Quarter	1.4241	1.3875
Second Quarter (through the pricing date)	1.4179	1.3671

Malaysian Ringgit

The following table sets forth the high and low daily exchange rates for the Malaysian Ringgit for the calendar quarters from the first quarter of 2005 through the pricing date. The Initial Exchange Rate for the Malaysian Ringgit was 3.2275 Malaysian Ringgits per U.S. dollar on the pricing date.

	High	Low
2005
First Quarter	3.8000	3.8000
Second Quarter	3.8000	3.8000
Third Quarter	3.8000	3.7463
Fourth Quarter	3.7810	3.7695

2006
First Quarter	3.7790	3.6831
Second Quarter	3.6875	3.5765
Third Quarter	3.6950	3.6415
Fourth Quarter	3.6955	3.5270

2007
First Quarter	3.5300	3.4527
Second Quarter	3.4835	3.3870
Third Quarter	3.5150	3.4026
Fourth Quarter	3.4135	3.3115

2008
First Quarter	3.3112	3.1585
Second Quarter	3.2760	3.1320
Third Quarter	3.4710	3.2185
Fourth Quarter	3.6400	3.4362

2009
First Quarter	3.7280	3.4660
Second Quarter	3.6475	3.4715
Third Quarter	3.5975	3.4615
Fourth Quarter	3.4790	3.3605

2010
First Quarter	3.4440	3.2638
Second Quarter (through the pricing date)	3.3630	3.1825

South Korean won

The following table sets forth the high and low daily exchange rates for the South Korean won for the calendar quarters from the first quarter of 2005 through the pricing date. The Initial Exchange Rate for the South Korean won was 1,118.2000 South Korean wons per U.S. dollar on the pricing date.

	High	Low
2005
First Quarter	1,058.9000	999.8500
Second Quarter	1,034.5000	996.5000
Third Quarter	1,054.0000	1,012.0000
Fourth Quarter	1,058.5000	1,009.3500

2006
First Quarter	1,007.9500	961.6000
Second Quarter	970.8000	927.8000
Third Quarter	965.9000	942.0000
Fourth Quarter	963.9000	913.9200

2007
First Quarter	951.3500	925.6500
Second Quarter	937.3200	922.4500
Third Quarter	950.5000	913.9500
Fourth Quarter	943.6500	900.7500

2008
First Quarter	1,029.2000	935.7500
Second Quarter	1,049.4900	973.7500
Third Quarter	1,206.8500	1,002.7000
Fourth Quarter	1,514.0000	1,187.5500

2009
First Quarter	1,570.6500	1,259.5500
Second Quarter	1,379.7500	1,233.2000
Third Quarter	1,316.5000	1,178.0500
Fourth Quarter	1,195.9000	1,152.9300

2010
First Quarter	1,171.8800	1,119.9500
Second Quarter (through the pricing date)	1,252.2800	1,103.8000

Indonesian rupiah

The following table sets forth the high and low daily exchange rates for the Indonesian rupiah for the calendar quarters from the first quarter of 2005 through the pricing date. The Initial Exchange Rate for the Indonesian rupiah was 9,047.0000 Indonesian rupiahs per U.S. dollar on the pricing date.

	High	Low
2005
First Quarter	9,515.0000	9,135.0000
Second Quarter	9,760.0000	9,430.0000
Third Quarter	10,775.0000	9,725.0000
Fourth Quarter	10,303.0000	9,685.0000

2006
First Quarter	9,815.0000	9,045.0000
Second Quarter	9,495.0000	8,703.0000
Third Quarter	9,295.0000	9,045.0000
Fourth Quarter	9,228.0000	8,995.0000

2007
First Quarter	9,255.0000	8,973.0000
Second Quarter	9,125.0000	8,675.0000
Third Quarter	9,480.0000	9,000.0000
Fourth Quarter	9,433.0000	9,053.0000

2008
First Quarter	9,458.0000	9,060.0000
Second Quarter	9,355.0000	9,189.0000
Third Quarter	9,506.0000	9,073.0000
Fourth Quarter	12,650.0000	9,478.0000

2009
First Quarter	12,100.0000	10,805.0000
Second Quarter	11,595.0000	9,930.0000
Third Quarter	10,293.0000	9,658.0000
Fourth Quarter	9,665.0000	9,340.0000

2010
First Quarter	9,428.0000	9,090.0000
Second Quarter (through the pricing date)	9,378.0000	9,008.0000

Chinese renminbi (yuan)

The following table sets forth the highest and lowest daily exchange rates for the Chinese renminbi (yuan) for the calendar quarters from the first quarter of 2005 through the pricing date. The Initial Exchange Rate for the Chinese renminbi (yuan) was 6.8102 Chinese renminbi (yuan) per U.S. dollar on the pricing date.

	High	Low
2005
First Quarter	8.2766	8.2763
Second Quarter	8.2767	8.2763
Third Quarter	8.2765	8.0871
Fourth Quarter	8.0920	8.0702

2006
First Quarter	8.0702	8.0172
Second Quarter	8.0265	7.9943
Third Quarter	8.0048	7.8965
Fourth Quarter	7.9149	7.8045

2007
First Quarter	7.8160	7.7269
Second Quarter	7.7350	7.6151
Third Quarter	7.6059	7.5036
Fourth Quarter	7.5276	7.3037

2008
First Quarter	7.3041	7.0116
Second Quarter	7.0185	6.8544
Third Quarter	6.8792	6.8113
Fourth Quarter	6.8871	6.8171

2009
First Quarter	6.8519	6.8270
Second Quarter	6.8372	6.8192
Third Quarter	6.8362	6.8259
Fourth Quarter	6.8311	6.8233

2010
First Quarter	6.8338	6.8256
Second Quarter (through the pricing date)	6.8333	6.7969

While historical information on the Basket of Asian Currencies did not exist before the pricing date, the following graph sets forth hypothetical monthly historical values of the Basket of Asian Currencies from January 1, 2005 through May 31, 2010 based upon historical exchange rates as of the end of each month. For purposes of this graph, the value of the Basket of Asian Currencies was set to 100 as of December 31, 2004 and the value of the Basket of Asian Currencies as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Basket of Asian Currencies” above. This historical data on the exchange rates as reported by Bloomberg is not necessarily indicative of the future performance of the exchange rates or the Basket of Asian Currencies or what the value of the MITTS may be. Any historical upward or downward trend in the value of the Basket of Asian Currencies during any period set forth below is not an indication that the Ending Value will be greater than the Starting Value.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

•

Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-4.

General.    There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals.    The amount payable on the MITTS at maturity will depend on the performance of the Exchange Rate Measure. We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the MITTS is the U.S. dollar and, accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS.    Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Tax Accrual Table.    The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 2.70% per annum (compounded semi-annually) that we established for the MITTS. The table reflects the expected issuance of the MITTS on June 30, 2010 and the scheduled maturity date of July 2, 2013. This tax accrual table is based upon a projected payment schedule per $10.00 principal amount of the MITTS, which would consist of a single payment of $10.8394 at maturity. The information is provided solely for tax purposes, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on the MITTS as of End of Accrual Period (per Unit of the MITTS)
June 30, 2010 to December 31, 2010	$0.1358	$0.1358
January 1, 2011 to December 31, 2011	$0.2755	$0.4113
January 1, 2012 to December 31, 2012	$0.2831	$0.6944
January 1, 2013 to July 2, 2013	$0.1450	$0.8394

Projected Redemption Amount = $10.8394 per unit of the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factor” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-4 dated September 24, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509197085/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the MITTS, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“MITTS®” and “Market Index Target-Term Securities®” are our registered service marks.